Monthly Report - December, 2012

			     Global Macro Trust

			STATEMENT OF INCOME AND EXPENSE



					        Current Month     Year to Date
Income:
   Gain (loss) on trading of futures, forward
   and option contracts:
   Realized gain(loss) on closed contracts $ (208,997) (17,215,476)
Change in unrealized gain (loss) on open     8,132,217  (6,846,541)
        contracts

Net gain (loss) from U.S. Treasury
   obligations:
   Realized gain (loss) from U.S.Treasury        1,311   (56,600)
      obligations
  Change in unrealized gain (loss) from U.S.    57,462    73,373
      Treasury obligations
Interest Income 			        71,734   870,824
Foreign exchange gain(loss) on margin deposits (22,788)   67,843
				         -----------  -------------
Total: Income 				  8,030,939  (23,106,577)

Expenses:
   Brokerage commissions 		  2,509,539   37,951,734
   Management fee 			     57,790      651,848
   20.0% New Trading Profit Share 	          0            0
   Custody fees 		       	     25,755      127,291
   Administrative expense 	       	    162,139    1,968,723
			 		-----------   -------------
Total: Expenses 		          2,755,223   40,699,596
Net Income(Loss)		      $   5,275,716  (63,806,173)
for December, 2012

		STATEMENT OF CHANGES IN NET ASSET VALUE

			             Managing           Unit
				      Owner 	      Holders	     Total
Net Asset Value (455,681.261    $     9,167,881    473,414,858    482,582,739
units) at November 30, 2012
Addition of 		 	              0      2,090,567      2,090,567
1,824.390 units on December 1, 2012
Redemption of 		 	              0   (16,288,988)   (16,288,988)
(15,260.244) units on  December 31, 2012*
Net Income (Loss)               $       145,139      5,130,577      5,275,716
for December, 2012
         			   -------------   -------------   -----------


Net Asset Value at December 31, 2012
(442,372.664 units inclusive
of 127.257 additional units) 	      9,313,020    464,347,014    473,660,034
				  =============  ============= ==============


		GLOBAL MACRO TRUST DECEMBER 2012 UPDATE
                      Year to Date     Net Asset
Series	  December ROR	  ROR	    Value per Unit    Units 	 Net Asset Value
--------- ----------  ------------  --------------  -----------   -------------
Series 1       1.03% 	 (9.68)%  $    1,061.34	  412,855.603 $   438,180,489
Series 2       1.39% 	 (5.59)%  $    1,191.38	      242.952 $       289,447
Series 3       1.41% 	 (5.35)%  $    1,199.25	   27,951.367 $    33,520,653
Series 4       1.58% 	 (3.44)%  $    1,262.11	    1,322.742 $     1,669,445

* Series 1 units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.

To the best of my knowledge and belief,
the information contained herein is
accurate and complete.



	/s/ Harvey Beker
	Harvey Beker, Co-chief Executive Officer
	Millburn Ridgefield Corporation
	Managing Owner
	Global Macro Trust



			Millburn Ridgefield Corporation
			     411 West Putnam Avenue
			     Suite 305 Greenwich
			     Connecticut 06830-6233




			January 10, 2013
Dear Investor:

The Trust was profitable in December largely due to gains from trading equity futures. Currency trading was fractionally positive, metals and grains trading were fractionally negative, and trading of interest rate, energy and soft commodity futures were essentially flat.

Market action during December was driven in large part by prospects concerning the so-called ``fiscal cliff'' in the U.S. Whenever it appeared that a resolution was in the offing, optimistic growth oriented trades benefitted. Whenever it seemed that there would be no resolution, safety first trades were the order of the day. Improved housing statistics and stability in the American employment picture underpinned global investor sentiment to some extent. However, the outlook for U.S. manufacturing and exports were mixed at best, and the prospects of recession in Europe and slower growth in Asia clouded the worldwide outlook.

Long positions in Japanese equity futures were highly profitable as new Japanese Prime Minister Abe forcefully pushed policies to weaken the yen and boost growth. Long positions in European, Chinese, Singaporean, Hong Kong, Australian and South African equity futures also produced gains. Long positions in U.S. equity indices were also profitable as a result of a last day rally in response to a last minute ``fiscal cliff'' deal. A short VIX trade was marginally negative.

Long positions in U.S., Australian, Canadian, and Japanese note and bond futures produced losses, while long positions in German and French note and bond futures produced largely offsetting gains.

Turning to currencies, short yen trades versus the U.S. and Australian dollars were quite profitable as Japan's Premier and Central Bank Governor encouraged a sharp weakening of Japan's currency. Short dollar trades against the Colombian peso and Korean won were also profitable. These gains were offset partially by the losses from trading the euro against the currencies of Hungary, Turkey, Australia and South Africa. Losses were also sustained on long dollar positions versus Brazil and South Africa.

Long gold and silver trades produced small losses as precious metals prices eased. In the energy sector, profits from a short London gas oil position and a long natural gas position offset the loss on a short WTI crude oil position.

Long wheat and corn trades generated a loss and the positions were reduced.

				Very truly yours,

				       Millburn Ridgefield Corporation
					Harvey Beker, co-Chairman
					George E. Crapple, co-Chairman